Exhibit 99.2

March 27, 2023

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers (Quebec)
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent Securities (Prince Edward Island)
Northwest Territories Office of the Superintendent of Securities
Office of the Yukon Superintendent of Securities
Nunavut Securities Office

Dear Sirs/Mesdames:

Re:
Denison Mines Corp. (the "Company") — Voluntary Filing of Technical Report

The enclosed technical report entitled “Technical Report for the Christie Lake Uranium Project, Saskatchewan, Canada", effective date December 31, 2021, is being filed by the Company on a voluntary basis as contemplated under section 4.2(12) of Companion Policy 43-101CP to National Instrument 43-101 —Standards of Disclosure for Mineral Projects (“NI 43-101”).

The project to which the report relates is not on a property material to the Company and the report is not being filed as a result of a requirement of Part 4 of NI 43-101. The report is being filed by the Company following its August 2021 acquisition of 50% ownership of JCU (Canada) Exploration Company, Ltd., which holds a 34.4508% interest in the Christie Lake project.

Best regards,

“Christina Huber”

Christina Huber

51326948.2